Exhibit 23.2

April 10, 2007

NeoStem, Inc.

420 Lexington Avenue

Suite 450

New York, New York 10170

Dear Sirs:

We hereby consent to the references to this firm under the heading “Legal Matters” in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Lowenstein Sandler PC

Lowenstein Sandler PC